

Mail Stop 3720

July 25, 2007

Julio Covarrubias Fernandez
Chief Financial Officer
Telecommunications Company of Chile
Avenida Providencia 111
Santago, Chile

   Re: Telecommunications Company of Chile
       Form 20-F for Fiscal Year Ended December 31, 2006
       Filed April 13, 2007
       File No. 1-10579

Dear Mr. Fernandez:

   We have reviewed your supplemental response letter dated July 13, 2007 as well as your filing and have the following comments. As noted in our comment letter dated June 5, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Changes in internal controls, page 107

1. We note your response to prior comment 1. Please confirm to us that you will provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

Note 3(ii). Changes in estimation of international traffic, page F-27

2. We note your response to prior comment 4. Please tell us in more detail how the recalculation of traffic flows based on prepayments or partial payments with certain correspondents refined the data relating to amounts and traffic minutes accumulated and outstanding. Also, tell us what is meant by correspondents. Further, tell us whether the actual settlement amounts required material adjustments to the estimated amounts previously recognized.

Note 37(k). Revenue Arrangements with Multiple Deliverables, page F-57

3. We note your response to prior comment 5. Please tell us how you concluded that the equipment has a standalone value to the customer and there is objective and reliable evidence of the fair value for the equipment and the related voice and data

service agreement. Refer to paragraph 9 of EITF 00-21. Also, tell us whether the functionality of the equipment is dependent on your voice and data services.

4. We note your response to prior comment 6. Please tell us how you concluded that the handset has a standalone value to the customer and there is objective and reliable evidence of the fair value for the handset and the related free prepaid minutes and any activation fee. Refer to paragraph 9 of EITF 00-21. Also, tell us whether the functionality of the handset is dependent on your voice and/or data services.

Note 37(m). Connection Fees and Installation Costs, page F-58

5. We note your response to prior comment 7. Please tell us why it is appropriate to capitalize installation costs as fixed assets under US GAAP. Also, tell us the estimated useful life and how you determined the estimated useful life of the installation costs capitalized as fixed assets. We further note your statement that your deferred revenues from installations/connections have been insignificant. Accordingly, we assume that your capitalized installation costs exceed the related revenues. Please tell us:

- The amounts of the deferred customer installation/connection revenue included in deferred revenue in the US GAAP consolidated condensed balance sheets as of December 31, 2006 and 2005.
- The amounts of the deferred customer installation costs included in the US GAAP consolidated condensed balance sheets as of December 31, 2006 and 2005.
- Your consideration of Question 5 of SAB Topic 13(A)(3)(f) when determining the period of amortization of the deferred customer installation costs.
- Why it is appropriate to amortize any excess customer installation costs over their useful life. It appears to us that these costs should be expensed as incurred unless these costs can be recovered over the initial contract term for each specific customer. If these costs can be recovered over the initial contract term, the amortization period is limited to the initial contract term for each specific customer. Also, if a specific customer terminates its contract during the initial contract term, the related customer installation costs should be written-off.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact

Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director